BLACK MOUNTAIN CAPITAL CORPORATION

Third Quarter Report
September 30, 2006

Black Mountain's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "BMMUF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "BMM.U".

NOTICE TO SHAREHOLDERS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	Sept. 30, 2006	December 31, 2005 (1)
ASSETS
CURRENT
Cash and cash equivalents	$154,945	$14,392
Marketable securities (Note 3)	-	112,234
Loans, prepaids and receivables (Note 4)	4,704	21,669
	159,649	148,295

Long-term investments, cost (Note 5)	-	337
Total assets	$159,649	$148,632

LIABILITIES AND SHAREHOLDERS' (DEFICIENY)
CURRENT
Accounts payable and accrued liabilities	$53,227	$166,794

Loan payable (Note 6)	359,002	343,053

Shareholders' deficiency
Capital stock (Note 8)
Authorized
Unlimited number of common shares
Unlimited number of Class A preferred shares
Issued and outstanding - 10,683,733 common shares	3,631,139	3,456,139
Less: Treasury stock - 2,250,219 common shares	(1,294,050)	(1,294,050)
Additional paid-in capital	971,859	971,859
Cumulative translation adjustment	365,553	388,464
Deficit	(3,927,081)	(3,883,627)
Total shareholders’ deficiency	(252,580)	(361,215)
Total liabilities and shareholders’ deficiency	$159,649	$148,632

The accompanying notes are an integral part of these consolidated financial statements.

(1)  Audited

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005
REVENUE	$(57,505)	$46,714	$(72,734)	$4,064

EXPENSES
Amortization	-	1,306	-	435
Directors and management fees	37,617	72,365	38,463	18,988
General and administrative expenses (Note 7)	41,733	208,789	19,618	8,605
Interest expense	17,036	10,812	6,065	5,030
	96,386	293,272	64,146	33,058

Loss before other items	(153,891)	(246,558)	(136,880)	(28,994)

OTHER ITEMS
Write-down of marketable securities	(3,892)	-	(16)	-
Gain on sale of long-term investments	57,338	82,903	44,101	64,911
Write-down of loan receivable	(19,450)	-	(19,450)	-
Reassessment of GST	52,808	-	52,808	-
Gain on settlement of debt	23,633	-	-	-
Loss on investigation settlement	-	(40,693)	-	-

Net income (loss) for the period	(43,454)	(204,348)	(59,437)	35,917

Deficit, beginning of the period	(3,883,627)	(3,583,348)	(3,867,644)	(3,823,613)
Deficit, end of the period	$(3,927,081)	$(3,787,696)	$(3,927,081)	$(3,787,696)

Basic and diluted income (loss) per share	$(0.006)	$(0.03)	$(0.008)	$0.006
Weighted average number of common shares outstanding	7,069,045	5,933,514	7,069,045	5,933,514

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$(43,454)	$(204,348)	$(59,437)	$35,917
Items not affecting cash:
Amortization	-	1,306	-	435
Write-down marketable securities	3,892	-	16	-
Gain on sale of long-term investments	(57,338)	(82,903)	(44,101)	(64,911)
Write-off loan receivable	19,450	-	19,450	-
Gain on settlement of debt	(23,633)	-	-	-

Changes in current assets and current liabilities:
(Increase) decrease in marketable securities	17,972	3,811	19,532	5,421
(Increase) decrease in loans and receivables	113,560	(14,771)	108,961	19,316
Increase (decrease) in accounts payable	(121,321)	(773,234)	(43,495)	(80,948)
Net cash used in operating activities	(90,872)	(1,070,139)	926	(84,770)

CASH FLOWS FROM INVESTING ACTIVITIES
Long-term investment purchases/costs	-	(617)	-	-
Proceeds on sale of long-term investments	57,674	85,546	44,402	65,118
Net cash provided by investing activities	57,674	84,929	44,402	65,118

CASH FLOWS FROM FINANCING ACTIVITIES
Loans payable	-	341,501	(42,994)	12,662
Issuance of share capital	175,000	-	-	-
Net cash provided by financing activities	175,000	341,501	(42,994)	12,662

Effect of foreign exchange on cash and cash equivalents	(1,249)	8,883	(19,240)	20,420

Increase (decrease) in cash	140,553	(634,826)	(16,906)	13,430
Cash, beginning of the period	14,392	657,988	171,851	9,732
Cash, end of the period	$154,945	$23,162	$154,945	$23,162

The accompanying notes are an integral part of these consolidated financial statements.

BLACK MOUNTAIN CAPITAL CORPORATION
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.

1.    Basis of Presentation
The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2.    Organization and Operations

Black Mountain Capital Corporation (the "Company") is organized under the Yukon Business Corporations Act and changed its name from Mercury Partners & Company Inc. on May 2, 2005. The Company currently operates in the financial services industry in Canada, engaging in private equity, merchant banking, consulting activities and asset-based commercial lending.

All amounts are expressed in United States dollars except for certain amounts denoted in Canadian dollars ("CAD$").

3.    Marketable Securities

	September 30, 2006		December 31, 2005
	FairValue	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities
Canadian	$-	$-	$10,575	$2,132
Other	-	-	357,070	110,102
Total	$-	$-	$367,645	$112,234

4.    Loans, Prepaids and Receivables

	September 30, 2006	December 31, 2005
Loan	$-	$16,439
Receivables and prepaids	4,704	5,230
Total	$4,704	$21,669

The loan and interest receivable totalling $19,450 were written-off during the quarter ended  September 30, 2006, as management deemed it was uncollectible.

5.	Long-Term Investments

	September 30, 2006		December 31, 2005
Investments, carried at cost	Fair Value	Carrying Value	Fair Value	Carrying Value
Variable Income Securities
Publicly Traded Securities - Canadian	$-	$-	$147,513	$337
Total	$-	$-	$147,513	$337

6.	Loan Payable
The loan is payable to a private company of a director of the Company and bears interest at 6%.

7.	General and Administrative Expenses
For the nine months ended September 30, general and administrative expenses were comprised of the following:

	Sept. 30, 2006	Sept. 30, 2005
Administration office and travel	$325	$3,165
Consulting fees, salaries and employee benefits	-	304
Non-recoverable GST	2,733	5,361
Professional fees	31,475	189,670
Regulatory, transfer agent and shareholder communications	7,200	10,289
Total	$41,733	$208,789

8.    Capital Stock

	Number of shares	Amount
Issued and Outstanding - December 31, 2005	8,183,733	$3,456,139
Less: Treasury Stock - December 31, 2005	(2,250,219)	(1,294,050)
Balance December 31, 2005	5,933,514	2,162,089
Shares Issued	2,500,000	175,000
Balance September 30, 2006	8,433,514	$2,337,089

On May 30, 2006, the Company completed a non-brokered private placement for 2,500,000  units. Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitled the holder to purchase one common share of the Company at a price of  $0.10 for a term of one year from the date of issuance of the warrant. The Company raised an  aggregate of $175,000 from the sale of the units priced at $0.07 per unit.

9.	Income (Loss) per Share
The weighted average number of common shares outstanding used in determining income (loss) per share amounts was 7,069,045 (2005 - 5,933,514).

10.	Summary of Securities Issued and Options and Warrants Granted During the Period
During the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003 no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements.

During the year ended December 31, 2005, 120,000 stock options expired. As at September 30, 2006, there are no stock options remaining.

On May 30, 2006, the Company completed a non-brokered private placement for 2,500,000 units. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company at a price of $0-.10 for a term of one year from the date of issue of the warrant. The Company has raised an aggregate of $175,000 from the sale of the units priced at $0.07 per unit.

11.	Related Party Transactions

The Company entered into the following transactions with related parties for the nine months ended September 30, 2006:

a)	Paid in cash or in kind or accrued in aggregate $38,463 (2005 - $72,636) in management fees to private companies of a former director of the Company.

b)
Paid or accrued directors fees of $Nil (2005 - $17,888) to independent directors of the Company. Directors fees of $846, which were accrued during the year ended December 31, 2005, were cancelled during the nine months ended September 30, 2006.

c)
Accrued interest of $17,015 (2005 - $10,807) to a private company of a former director of the Company who made a loan to the Company in the amount of CAD$400,000 during the year ended December 31, 2005 and made further advances of CAD$48,158 during the six months ended June 30, 2006. During the quarter ended September 30, 2006, CAD $49,472 was repaid in cash or in kind.

12.          Contingencies
Litigation
A statement of claim has been filed against the Company to recover certain oil and gas properties, which the claimant alleges were sold to it by the former management of the Company. The Company believes these oil and gas properties were not included as part of the properties sold to the claimant. The Company has offered to transfer certain of the interests in exchange for a waiver of court costs.

13.	Subsequent Event

Subsequent to September 30, 2006, the Company completed a non-brokered private placement of 2,600,000 units at a subscription price of $US$0.12 for aggregate gross proceeds of $US$312,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of US$0.15 for a term of one year from the date of issuance of the warrant.

14.	Directors and Executive Officers at September 30, 2006

Name of Director	Principal Position
Navchand Jagpal	President & Secretary
Greg MacRae	Director
J. Lewis Dillman	Director

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